Fourth Floor
1 South Pinckney Street
P.O. Box 927
Madison, WI 53701-0927

Phone (608) 257-9521
Fax (608) 283-1709

Kirsten E. Spira
(608) 283-1721
kspira@boardmanlawfirm.com

June 14, 2002

Via Edgar

Filing Desk
Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, N.W.
Washington, DC 20549

Attn: David Lyon

       Re: Waumandee Bancshares, Ltd.
             Registration Statement on Form S-4
             File No. 333-93731

Dear Mr. Lyon:

On behalf of Waumandee Bancshares, Ltd ("Company"), Registration No. 333-93731, pursuant to Reg. Section 230.477 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the Company’s Form S-4 Registration Statement be withdrawn because of unanticipated delays in reaching the merger terms. The Company intends to file a new Registration Statement with the Commission when the terms of the merger have been finalized.

If you have any questions or require any additional information, please do not hesitate to contact me.

Very truly yours,

Boardman, Suhr, Curry & Field LLP
By:

/s/Kirsten E. Spira
Kirsten E. Spira

KES/km
cc:    Paul Rosenow
         John E. Knight